SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)

                   LABORATORY CORPORATION OF AMERICA HOLDINGS
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                                (Name of Issuer)

                         COMMON STOCK, $0.10 PAR VALUE
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                         (Title of Class of Securities)

                                  50540R 40 9
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                                 (CUSIP Number)

                             Peter R. Douglas, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                            Tel. No.: (212) 450-4000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                June 26, 27, 29, 2000
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following pages)

                              (Page 1 of 9 Pages)
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Schedule 13D
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CUSIP No. 5054OR 40 9                 13D                Page 2 of 9 Pages

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   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       Roche Holdings, Inc.
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [X]
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   3   SEC USE ONLY

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   4   SOURCE OF FUNDS
       WC
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e).                                                 [ ]
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
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                    7 SOLE VOTING POWER        15,089,742 shares of Common Stock
     NUMBER OF                                 See Items 4 and 5 below.
       SHARES       ------------------------------------------------------------
    BENEFICIALLY    8 SHARED VOTING POWER      N/A
      OWNED BY      ------------------------------------------------------------
        EACH        9 SOLE DISPOSITIVE POWER   15,089,742 shares of Common Stock
     REPORTING                                 See Items 4 and 5 below.
    PERSON WITH     ------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER N/A
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                               15,089,742 shares of Common Stock
                                               See Items 4 and 5 below.
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                        [ ]
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       44.0% of Common Stock
       See Items 4 and 5 below.
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  14   TYPE OF REPORTING PERSON
       CO, HC
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                               (Page 2 of 9 Pages)
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     The following information amends and supplements the Schedule 13D dated
April 28, 1995, as previously amended (as so amended, the "Schedule 13D").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.   Purpose of Transaction

     On June 26, 2000, Holdings sold 500,000 shares of Common Stock in a brokerage transaction at a price of $72.30 per share, on June 27, 2000, Holdings sold 300,000 shares of Common Stock in a brokerage transaction at a price of $72.25 per share and on June 29, 2000, Holdings sold 1,700,000 shares of Common Stock in a brokerage transaction at a price of $75.67 per share.

Item 5.   Interest in Securities of the Issuer.

     (a) After giving effect to the sales described in Item 4, Holdings beneficially owns 15,089,742 shares of Common Stock, including 11,456,816 shares of Common Stock issuable upon conversion of the 6,301,255 shares of Series B Preferred Stock owned by Holdings. Based upon information provided by the Company as of June 6, 2000, the 15,089,742 shares of Common Stock beneficially owned by Holdings represent approximately 44.0% of the Common Stock outstanding (assuming conversion of the Company's preferred stock).

     (b) Except as set forth herein, no transactions in the Common Stock have been effected during the past 60 days by the Reporting Persons, any other person controlling any of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons named in Schedules A, B and C hereto, except that as described in Item 4, on June 26, 2000, Holdings sold an aggregate of 500,000 shares of Common Stock in a brokerage transaction at a price of $72.30 per share, on June 27, 2000, Holdings sold an aggregate of 300,000 shares of Common Stock in a brokerage transaction at a price of $72.25 per share and on June 29, 2000, Holdings sold an aggregate of 1,700,000 shares of Common Stock in a brokerage transaction at a price of $75.67 per share.

Item 7.   Material to be Filed as Exhibits

     1. Executive Officers and Directors of Holdings, Finance and Roche
Holding.


                               (Page 3 of 9 Pages)
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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

     Dated:  June 30, 2000


                                         ROCHE HOLDINGS, INC.


                                         By: /s/ Marcel Kohler
                                            -----------------------------------
                                            Name:  Marcel Kohler
                                            Title: Vice President, Controller
                                                     and Secretary


                               (Page 4 of 9 Pages)
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                               Index to Exhibits

Exhibit 99.1: Executive Officers and Directors of Holdings, Finance and Roche Holding.


                              (Page 5 of 9 Pages)